                                                                   EXHIBIT 12.1

                        IDEC PHARMACEUTICALS CORPORATION
              COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (1)
                         (in thousands, except ratios)



                                                      Years Ended December 31,
                                                  -------------------------------
                                                    1998        1999        1997
                                                  -------     -------     -------
Income (loss) before taxes                        21,900       45,606     (15,424)

Fixed charges:
  Interest expense and amortization of
   original issue discount on all indebtedness        630       6,058         917
  Preferred stock dividends                             -           -         696
  Interest included in rent expense                   600         632         557
                                                  -------     -------     -------
    Total fixed charges                             1,230       6,690       2,170

Income (loss) before taxes and fixed
  charges                                          23,130      52,296     (13,254)
                                                  =======     =======     =======

Ratio of earnings to fixed charges                   18.8        7.82         n/a


(1) The ratio of earnings to fixed charges was computed by dividing earnings (income before taxes, adjusted for fixed charges) by fixed charges for the periods indicated. Fixed charges include (i) interest expense and amortization of original issue discount on all indebtedness, (ii) preferred stock dividends and (iii) a reasonable approximation of the interest factor deemed to be included in rental expense. Earnings were not sufficient to cover fixed charges for the year ended December 31, 1997.